Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of the Subsidiary	Jurisdiction of Incorporation
Spire Global Subsidiary, Inc.	Delaware, United States
Spire Global UK Ltd	United Kingdom
Spire Global Singapore Pte Ltd	Singapore
Spire Global Luxembourg S.a.r.l.	Luxembourg
Austin Satellite Design, LLC	Texas, United States
Spire Global Canada Subsidiary Corp.	Canada
exactEarth Ltd.	Canada
exactEarth Europe Ltd.	England and Wales